UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE INVESTOR SHALL NOT TRADE THE SECURITIES PURCHASED PURSUANT TO THIS SUBSCRIPTION AGREEMENT THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE INTO CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUANCE DATE.

Subscription Agreement

Dejour Energy Inc.
598 – 999 Canada Place
Vancouver, B.C. V6C 3E1
Canada

Gentlemen:

            The undersigned (the “‘Investor”) hereby confirms its agreement with Dejour Energy Inc., a British Columbia company (the “Company”), as follows:

            1.        This Subscription Agreement, including the Terms and Conditions For Purchase of Units attached hereto as Annex I, which is incorporated herein by this reference as if fully set forth herein (collectively, this “Agreement”), is made as of the date set forth below between the Company and the Investor.

            2.        The Company has authorized the sale and issuance to certain investors of up to an aggregate of 7,000,000 units (the “Units”), subject to adjustment by the Company’s Board of Directors, or a committee thereof, with each Unit consisting of (i) one common share, without nominal or par value (“Common Shares”), of the Company and (ii) one common share purchase warrant (a “Warrant” and, collectively, the “Warrants”). Each Warrant will entitle the holder to purchase one (1) Common Share at an exercise price of US$0.35 per Common Share (subject to adjustment) and is exercisable at any time prior to the earlier of (a) the close of business on December 31, 2015, or (b) such earlier date set forth in the Warrant Certificate (as defined below). The certificate representing the Warrants shall be in substantially the form of Exhibit B attached hereto (the “Warrant Certificate”). The aggregate of up to 6,000,000 Common Shares so proposed to be sold as part of the Units is hereinafter referred to as the “Shares.” The Units will not be issued or certificated, but the Warrants will be represented by the Warrant Certificate and the Common Shares will be issued in electronic form and settled as described herein. The Shares and the Warrants are immediately separable and will be issued separately. The Common Shares issuable upon exercise of the Warrants are referred to herein as the “Warrant Shares” and, together with the Units, the Shares and the Warrants, are referred to herein as the “Securities”). Notwithstanding any provision herein to the contrary, the Company shall be required to issue Common Shares hereunder only to the extent that at the initial time of the required issuance, such issuance is permitted to be made (a) under the Registration Statement on Form F-3 of the Company in effect on such date (including, without limitation, after giving effect to the limitations set forth in General Instruction I.B.5. of Form F-3, for so long as the Company is subject to such limitations) and (b) under the rules and regulations of the NYSE MKT LLC, the TSX and any other stock exchange on which the Common Shares are then listed for trading, without Company shareholder approval being required to be obtained for such issuance.

            3.        The offering and sale of the Units (the “Offering”) are being made pursuant to (1) the Company’s effective Registration Statement, including a base prospectus (the “Base Prospectus”), on Form F-3 (File No. 333-183587) (which, together with all amendments or supplements thereto is referred to herein as the “Registration Statement”) filed by the Company with the United States Securities and Exchange Commission (the “Commission”), (2) if applicable, certain “free writing prospectuses” (as that term is defined in Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”)), that have or will be filed with the Commission and delivered to the Investor on or prior to the date hereof (each, an “Issuer Free Writing Prospectus”), (3) a preliminary prospectus supplement (the “Preliminary Prospectus Supplement” containing certain supplemental information regarding the Units and terms of the Offering, but omitting certain pricing information and other information derived therefrom, that has been or will be filed with the Commission and has been delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission), and (4) a Prospectus Supplement (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) containing certain supplemental information regarding the Units and terms of the Offering, including the pricing and other information omitted from the Preliminary Prospectus Supplement, that has been or will be filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission).

            4.        The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Units set forth below for the aggregate purchase price set forth below. The Units shall be purchased pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I. The Investor acknowledges that there is no placement agent for the Offering, and that there is no minimum offering amount.

            5.        The manner of settlement of the Shares included in the Units purchased by the Investor shall be as follows: A. Delivery by crediting the account of the Investor’s prime broker (as specified by such Investor on Exhibit A annexed hereto) with the Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, whereby Investor’s prime broker shall initiate a DWAC transaction on the Closing Date using its DTC participant identification number, and released by Computershare Trust Company, N.A., the Company’s United States co-transfer agent (the “Transfer Agent”), to the Investor at the Company’s direction. NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)

DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DWAC INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND

(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE UNITS BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

N.B. The Company’s wire instructions will be provided separately.

IT IS THE INVESTOR’S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER OR CONFIRM THE PROPER ACCOUNT BALANCE IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE UNITS OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES AND WARRANTS MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

            6.        The executed Warrants shall be delivered in accordance with the terms thereof.

            7.        No Securities shall be acquired by a person who is resident in Canada or by any other person for subsequent resale to a resident of Canada before the date that is four months and a day after the issuance date of the Units.

            8.        The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an Associated Person (as such term is defined under the FINRA’s NASD Membership and Registration Rules Section 1011) as of the Closing (as defined in Annex I), and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering, acquired, or obtained the right to acquire, twenty percent (20%) or more of the Common Shares (or securities convertible into or exercisable for Common Shares) or the voting power of the Company on a post-transaction basis. Exceptions:

____________________________________________________________________

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)

            9.        The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the final Base Prospectus, dated November 19, 2013, which is a part of the Company’s Registration Statement, the documents incorporated by reference therein, any Issuer Free Writing Prospectus, and the Preliminary Prospectus Supplement (collectively, the “Disclosure Package”), prior to or in connection with the execution of this Agreement.

            10.      No offer by the Investor to buy Units will be accepted and no part of the purchase price will be delivered to the Company until the Investor has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Disclosure Package and the Prospectus Supplement and the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to the Company sending (orally, in writing or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Disclosure Package and the Prospectus Supplement and this Agreement is accepted and countersigned by or on behalf of the Company.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Number of Units: _________________________

Purchase Price Per Unit: US$0.25

Aggregate Purchase Price: US$__________________________

Number of Warrant Shares: _______________________________________

PLEASE ALSO ENSURE THAT YOU HAVE COMPLETED IN FULL THE INVESTOR QUESTIONNAIRE ATTACHED AS EXHIBIT A TO ANNEX I HERETO.

            Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: ____________, 2014

_____________________________________________________
INVESTOR

By: __________________________________________________

Print Name: ____________________________________________

Title: _________________________________________________

Address: ______________________________________________

_____________________________________________________

_____________________________________________________

Agreed and Accepted
this _____ day of __________, 2014:

DEJOUR ENERGY INC.

By:   _____________________________________
         Name:
         Title:

[Signature Page to Subscription Agreement]

ANNEX 1

TERMS AND CONDITIONS FOR PURCHASE OF UNITS

     1.        Authorization and Sale of the Units. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Units.

     2.        Agreement to Sell and Purchase the Units;

                          2.1        At the Closing (as defined in Section 3.1). the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Units set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Units are attached as Annex I (the “Signature Page”) for the aggregate purchase price therefor set forth on the Signature Page.

                          2.2        The Company proposes to enter into substantially this same form of Subscription Agreement with each investor (collectively, the “Other Investors”) and expects to complete sales of Units to them. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors,” and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.” 2.3 The Company confirms that neither it nor any other person acting on its behalf has provided the Investor or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information, except as has been or will be disclosed in the Prospectus and/or in any Report of Foreign Private Issuer on Form 6-K furnished or to be furnished by the Company to the Commission. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting transactions in securities of the Company.

            3.        Closings and Delivery of the Units and Funds.

                          3.1        Closing. The completion of the purchase and sale of the Units (the “Closing”) will occur at a place and time (the “Closing Date”) to be specified by the Company, and of which the Investors will be notified in advance by the Company in accordance with applicable securities laws. At the Closing, (a) the Company shall cause Computershare Trust Company, N.A., the Company’s United States co-transfer agent (the “Transfer Agent”), to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor, (b) the Company shall cause to be delivered to the Investor one Warrant Certificate representing the right to purchase the number of Warrant Shares set forth on the Signature Page, and (c) the aggregate purchase price for the Units being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

                          3.2        Conditions to the Obligations of the Parties.

                                        (a)        Conditions to the Company’s Obligations. The Company’s obligation to issue and sell the Units to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Units being purchased hereunder as set forth on the Signature Page, (ii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date and (iii) the Securities shall have been conditionally approved for listing on the Toronto Stock Exchange, and shall have been approved for listing on the NYSE MKT, subject to official notice of issuance.

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                                        (b)        Conditions to the Investor’s Obligations. The Investor’s obligation to purchase the Units will be subject to the accuracy of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date. The Investor’s obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the Units that they have agreed to purchase from the Company.

            3.3        Delivery of Funds. Delivery by Electronic Book-Entry at The Depository Trust Company. No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Units being purchased by the Investor to the following account designated by the Company:

N.B. The Company’s wire instructions will be provided separately.

            3.4        Delivery of Shares. Delivery by Electronic Book-Entry at The Depository Trust Company. No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a DWAC instructing the Transfer Agent to credit such account or accounts with the Shares. Such DWAC instruction shall indicate the settlement date for the deposit of the Shares, which date shall be agreed by the Investor and the Company. Upon the closing of the Offering, the Company shall direct the Transfer Agent to credit the Investor’s account or accounts with the Shares pursuant to the information contained in the DWAC.

            3.5         Price Protection. If at any time prior to the date that is eight months following the Closing Date, the Company issues any Common Shares or Derivative Securities other than pursuant to an Exempted Issuance (each, an “Issuance”) at Consideration Per Share that is less than the purchase price per Units set forth on the Signature Page (the “Down Round Issue Price”), then, so long as the Investor holds any of the Shares, the Company will issue to the Investor, at the same time and at no additional cost to the Investor, that number of Common Shares as is determined by the following formula (the “Additional Down Round Shares”), rounded down to the next nearest whole share:

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Number of		(Purchase Price Per Unit –
Additional		Down Round Issue Price)		Number of Shares
Down Round	=		x	held by the Investor
Shares				immediately prior to
the Issuance
Down Round Issue Price

                          In the event that Additional Down Round Shares are issued by the Company to the Investor, the Company shall also issue to the Investor, at the same time and at no additional cost to the Investor, the same number of warrants to acquire Common Shares, which warrants shall be represented by a warrant certificate and shall have identical terms to the Warrants, including, without limitation, with respect to the exercise price and expiration date thereof (“Additional Warrants”).

            For purposes of this Section 3.5, the following terms have the following meanings:

“Derivative Securities” means:

            (a)        all shares and other securities of the Company that are directly or indirectly convertible into or exchangeable for Common Shares; and

            (b)        all options, warrants and other rights to acquire Common Shares or securities directly or indirectly convertible into or exchangeable for Common Shares.

“Exempted Issuance” means the issuance of Common Shares or Derivative Securities:

            (a)        to employees, consultants, officers or directors of the Company pursuant to the terms of any stock option plan or similar employee benefit plan of the Company in effect from time to time;

            (b)        in connection with bona fide acquisition transactions or bona fide lending transactions approved by the board of directors of the Company;

            (c)        pursuant to the issuance of Common Shares as a dividend or other distribution on outstanding Common Shares, the subdivision of outstanding Common Shares into a greater number of Common Shares, or the consolidation of outstanding Common Shares into a smaller number of Common Shares;

            (d)        pursuant to warrants, notes, or other rights to acquire any shares in the capital of the Company to the extent such warrants, notes or other rights are in existence as of the Closing Date; or

            (e)        pursuant to the exercise of the Warrants.

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"Consideration Per Share" means:

            (a)        in respect of the issuance of Common Shares, the Aggregate Consideration divided by the number of Common Shares issued; and

            (b)        in respect of the issuance of Derivative Securities, the Aggregate Consideration divided by the maximum number of Common Shares that would be issued if all such Derivative Securities were fully exercised, converted or exchanged for Common Shares.

"Aggregate Consideration" means:

            (a)        in respect of the issuance of Common Shares, an amount equal to the total consideration received by the Company for the issuance of such Common Shares; and

            (b)        in respect of the issuance of Derivative Securities, an amount equal to the total consideration received by the Company for the issuance of such Derivative Securities plus the minimum amount of any additional consideration payable to the Company upon the exercise, conversion or exchange of such Derivative Securities (assuming for this purpose that, if relevant, a registration statement in respect of any such issuance is effective under the Securities Act at the time of such exercise, conversion or exchange).

                          3.6        Investor’s Ownership Limitations.

                                        (a)        Notwithstanding Section 3.5 hereof, the Company shall not issue any Additional Down Round Shares, and the Investor shall not have the right to receive any Additional Down Round Shares, pursuant to Section 3.5 or otherwise, to the extent that, after giving effect to such issuance, the Investor (together with the Investor’s “affiliates” (as such term is defined in Rule 405 under the Securities Act) (each, an “Affiliate”), and any other persons acting as a group together with the Investor or any of the Investor’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of this Section 3.6(a), beneficial ownership shall be calculated in accordance with Section 13(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Investor that the Company is not representing to the Investor that such calculation is in compliance with Section 13(d) of the Exchange Act and the Investor is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 3.6(a) applies, the determination as to how many, if any, Additional Down Round Shares are issuable to the Investor shall be deemed to be the Investor’s determination (in relation to other securities owned by the Investor together with any Affiliates), subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3.6(a), in determining the number of outstanding Common Shares, the Investor may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of the Investor, the Company shall, within two days on which the Company’s principal trading market in the United States is open, confirm orally and in writing to the Investor the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, by the Investor or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Additional Down Round Shares. The Investor, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 3.6(a), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Additional Down Round Shares and the provisions of this Section 3.6(a) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3.6(a) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

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                                 (b)        To the extent that Additional Warrants are issued pursuant to Section 3.5, the Investor’s right to exercise such Additional Warrants shall be subject to the same limitations on exercise that are applicable to the Warrants and are set forth in Section 2(e) of the Warrant Certificate.

            4.          Representations, Warranties and Covenants of the Investor.

                          The Investor acknowledges, represents and warrants to, and agrees with, the Company that:

                          4.1        The Investor: (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in securities presenting an investment decision like that involved in the purchase of the Units, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Units, (b) has answered all questions on the Investor Questionnaire for use in preparation of the Prospectus Supplement and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date, and (c), in connection with its decision to purchase the number of Units set forth on the Signature Page, is relying only upon the Disclosure Package and the documents incorporated by reference therein.

                          4.2        The Investor acknowledges: (a) that no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, (b) there is no government or other insurance covering the Securities, (c) there are risks associated with the purchase of the Securities, (d) there are restrictions on the Investor’s ability to resell the Securities into Canada and it is the responsibility of the Investor to find out what those restrictions are and to comply with them before selling the Securities, and (e) having been advised that the Company is relying on an exemption from the requirements to provide the Investor with a Canadian prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Investor.

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                          4.3        (a) No action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Units, or possession or distribution of offering materials in connection with the issue of the Units, in any jurisdiction outside the United States where action for that purpose is required, (b) the Investor acknowledges that it is subject to, and it is required to comply at its own expense with, all applicable laws and regulations in each jurisdiction in which it purchases, offers, sells or delivers Securities or has in its possession or distributes any offering material, and (c) no person has been authorized to make any representation, disclosure or use of any information in connection with the issue, placement, purchase and sale of the Units, except as set forth or incorporated by reference in the Disclosure Package.

                          4.4        (a) The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation).

                          4.5        The Investor understands that nothing in this Agreement, the Prospectus, the Disclosure Package or any other materials presented to the Investor in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors and made such investigation as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Units. The Investor also understands that there is no established public trading market for the Warrants being offered in the Offering, and that the Company does not expect such a market to develop. In addition, the Company does not intend to apply for listing of the Warrants on any securities exchange. The Investor understands that without an active market, the liquidity of the Warrants will be limited.

                          4.6        The Investor will maintain the confidentiality of all information acquired as a result of the transactions contemplated hereby prior to the public disclosure of that information by the Company in accordance with Section 13 of this Annex.

                          4.7        Since the time at which the Company first contacted such Investor about the Offering, the Investor has not disclosed any information regarding the Offering to any third parties (other than its legal, accounting and other advisors in connection with the Offering) and has not engaged in any purchases or sales of the securities of the Company (including, without limitation, any Short Sales (as defined herein) involving the Company’s securities). Except for the transactions contemplated by this Agreement, the Investor represents that it has not engaged, and covenants that it will not engage, in any purchases or sales of the securities of the Company (including Short Sales) beginning when the Investor was informed of the Offering and ending when the transactions contemplated by this Agreement are publicly disclosed. The Investor acknowledges that it may not use any Securities acquired pursuant to this Agreement to cover any short position in the Common Shares if doing so would be in violation of applicable securities laws. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not against the box, and all types of direct and indirect share pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

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            5.        Representations, Warranties and Covenants of the Company.

            The Company acknowledges, represents and warrants to, and agrees with, the Investor that:

                          5.1        The Company is a corporation duly incorporated , validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation nor default of any of the provisions of its articles of incorporation or notice of articles. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Companyin connection herewith.

                          5.2        The Shares and Warrants, when issued and paid for in accordance with this Agreement, and the Warrant Shares, when issued and paid for upon due exercise of the Warrants in accordance with the terms of the Warrant Certificate, will be validly issued, fully paid and non-assessable.

            6.        Survival of Representations, Warranties and Agreements. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares and Warrants being purchased and the payment therefor.

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            7.        Notices. All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electronic confirmation of receipt and will be delivered and addressed as follows: if to the Company, to:

Dejour Energy Inc.
598 – 999 Canada Place
Vancouver, B.C. V6C 3E1
Canada
Attention: David Matheson, Chief Financial Officer
Facsimile: (604) 638-5054

with a copy to:

Dorsey & Whitney LLP
Suite 1605, 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K4
Canada
Attention: Daniel M. Miller
Facsimile: (604) 687-8504

if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

            8.        Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

            9.        Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

            10.      Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

            11.      Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York applicable therein, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction. Any action arising under this Agreement shall be brought solely in the State and Federal courts located in the State and County of New York.

            12.      Counterparts. This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission).

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            13.      Confirmation of Sale. The Investor acknowledges and agrees that such Investor’s receipt of the Company’s signed counterpart to this Agreement, together with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission) shall constitute written confirmation of the Company’s sale of Units to such Investor.

            14.      Press Release. The Company and the Investor agree that the Company shall (a) prior to the opening of the financial markets in New York City on the trading day following completion of the Offering, issue a press release announcing the Offering and disclosing all material information regarding the Offering and (b) as promptly as practicable thereafter and in any event no later than the close of business on the next business day on which the Commission is open for accepting filings following the date of issuance of such press relase, furnish a Report of Foreign Private Issuer on Form 6-K to the Commission including, but not limited to, a form of this Agreement and a form of the Warrant Certificate.

A1-9

EXHIBIT A

DEJOUR ENERGY INC.

INVESTOR QUESTIONNAIRE

Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares and Warrants are to be registered in. You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):

6.	Phone number of DTC Participant:

7.	DTC Participant Number:

8.	Name of Account at DTC Participant being credited with the Shares:

9.	Account Number at DTC Participant being credited with the Shares:

EXHIBIT B

FORM OF WARRANT

(Attached)

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE INTO CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUANCE DATE. (See “Resale Restrictions” herein).

COMMON SHARE PURCHASE WARRANT

DEJOUR ENERGY INC.

Warrant Number: ______________	Warrant Shares: ______________

                   THIS COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time prior to the earlier of, but not in any case thereafter:

a)	the close of business on December 31, 2015; or

b)

if at any time on or before December 1, 2014, the volume weighted average trading price per common share (a “Common Share”) of the Company (as defined below) during any five (5) consecutive trading day period on the NYSE MKT LLC averages at least US$0.45 per Common Share, the Company may elect to accelerate half the Warrant by giving notice to the Holder at the mailing address or email set out in the Subscription Agreement (as defined below), and in such case, the Warrant will expire on the 20th calendar day after the date on which such notice is given by the Company (“Partial Termination Date”) and if at any time on or before December 1, 2014 and 10 days after the Partial Termination Date, the volume weighted average trading price per Common Share during any five (5) consecutive trading day period on the NYSE MKT LLC averages at least US$0.45 per Common Share, the Company shall have the right to accelerate the termination of balance of the Common Shares exercisable pursuant to this Warrant by giving notice to the Holder at the mailing address or email set out in the Subscription Agreement (as defined below), and in such case, the Warrant will expire on the 20th calendar day after the date on which such notice is given by the Company,

(collectively, the “Termination Date”),

to subscribe for and purchase from Dejour Energy Inc., a company incorporated under the laws of British Columbia (the “Company”), up to _____ common shares (the “Warrant Shares”) in the capital of the Company. The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

            Section 1.      Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement (the “Subscription Agreement”), between the Company and the Holder.

            Section 2.      Exercise.

            a)        Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed copy of the Notice of Exercise Form annexed hereto; and, within three days on which the Company’s principal trading market in the United States are open (“Trading Days”) of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the Common Shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 1 Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

            b)        Exercise Price. The exercise price per Common Share under this Warrant shall be US$0.35, subject to adjustment hereunder (the “Exercise Price”).

            c)        Cashless Exercise. If at the time of exercise hereof (i) there is no effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder, and (ii) all of the Warrant Shares are not then registered for resale by Holder into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus contained therein is not available for use), then this Warrant may only be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

A	=	the VWAP on the Trading Day immediately preceding the date on which Holder elects to exercise this Warrant by means of a “cashless exercise,” as set forth in the applicable Notice of Exercise;

B	=	the Exercise Price of this Warrant, as adjusted hereunder; and

X	=

the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

            “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed on a Trading Market in the United States (other than the OTC Bulletin Board), the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg L.P. (as defined below) (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time); (b) if the Common Shares are not then listed on a Trading Market in the United States (other than the OTC Bulletin Board), the daily volume weighted average price of the Common Shares for the period of five Trading Days ending on such date (or the nearest preceding date) on the Toronto Stock Exchange (the “TSX”) as reported in the TSX’s Historical Data Access database (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time), with the values used in VWAP being calculated in Canadian dollars and converted into U.S. dollars based on the Bank of Canada’s nominal noon exchange rate for Canadian dollars to U.S. dollars on such date; (c) if the Common Shares are not then listed on a Trading Market in the United States (other than the OTC Bulletin Board) or the TSX, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the OTC Bulletin Board; (d) if the Common Shares are not then listed or quoted for trading on any Trading Market and if prices for the Common Shares are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported; or (d) in all other cases, the fair market value of the Common Shares as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

            “Bloomberg L.P.” means Bloomberg L.P. or, if Bloomberg L.P. no longer reports the applicable pricing or other information, such other data as may in the future replace Bloomberg L.P. as the primary industry source of stock market data in the United States. d) Mechanics of Exercise.

     i.      Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is then a participant in such system and there is an effective Registration Statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise by the date that is three Trading Days after the latest of (A) the delivery to the Company of the fully completed Notice of Exercise Form and receipt of the DWAC request from the Holder’s prime broker (if applicable), (B) surrender of this Warrant (if required) and (C) payment of the aggregate Exercise Price as set forth above (such date, the “Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the first date on which all of the foregoing have been delivered to the Company. The Warrant Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the aggregate Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(c)(iv) prior to the issuance of such shares, having been paid. The Holder agrees that any exercise of Warrants shall have not less than a minimum aggregate value of US$4,000, or such lesser amount then outstanding, unless otherwise agreed by the Company.

     ii.      Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of the Holder and upon surrender of this Warrant, at the time of delivery of the certificate or certificates representing the Warrant Shares to be issued in connection with such exercise, deliver to the Holder a new Warrant evidencing the rights of Holder to purchase the balance of unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical to this Warrant.

     iii.      No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

     iv.      Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant, when surrendered for exercise, shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

     v.      Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

            e)        Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that, after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s affiliates (as such term is defined in Rule 405 under the Securities Act) (each, an “Affiliate”), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other common share equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(d) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.      Certain Adjustments.

            a)        Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on the Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of the Common Shares any shares in the capital of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

            b)        Subsequent Rights Offerings. If the Company, at any time while this Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Shares (and not to the Holder) entitling them to subscribe for or purchase Common Shares at a price per share less than the VWAP on the record date mentioned below, then the Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of Common Shares outstanding on the date of issuance of such rights, options or warrants plus the number of additional Common Shares offered for subscription or purchase, and of which the numerator shall be the number of Common Shares outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants.

            c)        Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Common Shares (and not to the Holder) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than Common Shares, then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the ex-distribution date (as hereinafter defined) by a fraction of which the denominator shall be the VWAP determined as of the Trading Day immediately prior to the ex-distribution date mentioned above, and of which the numerator shall be such VWAP on such ex-distribution date. “Ex-distribution date” means, for any distribution in respect of which an adjustment is made to the Exercise Price pursuant to this Section 3(d), the earliest date on which the Common Shares commence trading on TSX or AMEX without entitlement to such distribution. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one Common Share. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date fixed for determination of shareholders entitled to receive such distribution.

            d)        Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(d) on the exercise of this Warrant), the number of common shares or shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(d) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Warrant, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of common shares or shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such common shares or shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such common shares or shares of capital stock, such number of common shares or shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

            e)        Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares issued and outstanding.

            f)        Notice to Holder.

     i.      Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

     ii.      Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares in the capital of the Company or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4.      Transfer of Warrant.

            a)        Transferability. Subject to compliance with applicable securities laws (including the resale restrictions described in Section 5(f)), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

            b)        New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 5(f), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date set forth on the first page of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

            c)        Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

            d)        Understandings or Arrangements. Such Holder is acquiring this Warrant as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Warrant (this representation and warranty not limiting such Holder’s right to sell the Warrant pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws.) Such Holder is acquiring this Warrant hereunder in the ordinary course of its business.

Section 5.      Miscellaneous.

            a)        No Rights as a Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(c)(i).

            b)        Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

            c)        Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

            d)        Authorized Shares. The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing share certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market(s) upon which the Common Shares may then be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

            Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

            Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

            e)        Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Subscription Agreement.

            f)        Resale Restrictions.

     i.      U.S. Securities Laws. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by U.S. state and federal securities laws.

     ii.      Canadian Securities Law. The Holder acknowledges that there are restrictions under Canadian Securities Laws on the Holder’s ability to transfer this Warrant in Canada or to or for the benefit of a resident of Canada and, with respect to any Warrant Shares issued pursuant to the exercise of this Warrant before the date that is four (4) months and a day after the Closing Date, the Holder’s ability to transfer such Warrant Shares over the facilities of the TSX, or otherwise transfer such Warrant Shares in Canada or to or for the benefit of a resident of Canada, and that is the responsibility of such Holders to find out what those restrictions are and to comply with them before transferring this Warrant or such Warrant Shares. Without limiting the generality of the foregoing, each Purchaser hereby covenants that, unless permitted under Canadian Securities Laws, the Common Shares and Warrants included in the Units, and the Warrant Shares issuable upon the exercise of the Warrants, may not be traded on the Toronto Stock Exchange or in Canada, or to or for the benefit of a resident of Canada, before the date that is four (4) months and a day after the Closing Date. By acceptance of this Warrant, the Holder further acknowledges and understands that any physical certificate representing Warrant Shares issued before the date that is four (4) months and a day after the Closing Date will bear the following legend:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE INTO CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUANCE DATE.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE CANADIAN SECURITIES LAWS, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUANCE DATE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

            g)        Non-waiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Subscription Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

            h)        Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Subscription Agreement.

            i)        Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

            j)        Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

            k)        Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

            l)        Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder and, if the Company is listed on the TSX at the time of the proposed modification or amendment, the approval of the TSX.

            m)        Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

            n)        Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Pages Follow)

                             IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the _______________day of ________________________, 2014.

DEJOUR ENERGY INC.

By:  __________________________________________
         Name:
          Title:

NOTICE OF EXERCISE

TO:     DEJOUR ENERGY INC. (THE “COMPANY”)

                             (1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

                             (2) Payment shall take the form of lawful money of the United States.

                             (3) Please issue a physical certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name and address as is specified below:

Registration Instruction	Delivery Instruction (If Different from Registration)

Name:	Name:

Address:	Address:

_____________________________________________	_____________________________________________

_____________________________________________	_____________________________________________

_____________________________________________	_____________________________________________

Phone #

Email #

If you prefer to have the Warrant Shares delivered by DWAC instead of physical certificate, please provide the following:

DWAC Information	Broker’s Contact

DWAC Acct#: _________________________________________	Contact Name: ________________________________________
Name of Broker: ________________________________________
Address of Broker _____________________________________
Phone #: _____________________________________________
______________________________________________________
Email Address: ________________________________________
______________________________________________________

X_____________________________
[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________
Signature of Authorized Signatory of Investing Entity: _________________________________________________
Name of Authorized Signatory: ___________________________________________________________________
Title of Authorized Signatory: ____________________________________________________________________
Phone Number of Authorized Signatory: ____________________________________________________________
Email of Authorized Signatory: ___________________________________________________________________

Date: ________________________________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing warrant, execute
this form and supply required information.
Do not use this form to exercise the warrant.)

                        FOR VALUE RECEIVED, [____] all of or [_______] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

By signing below, the Holder certifies to the best of its knowledge that, if this assignment is on a date within four months and one day from the issuance of the Warrant, the assignee of the above shares is not a Canadian resident or otherwise subject to Canadian law and is not acquiring these shares on behalf of, or for the account or benefit of such a person.

Registration Instruction	Delivery Instruction (If Different from Registration)

Name:	Name:

Address:	Address:

_____________________________________________	_____________________________________________

_____________________________________________	_____________________________________________

_____________________________________________	_____________________________________________

Phone #

Email #

Dated: ______________, _______

Holder’s Signature: ______________________________________________________

Holder’s Address: ______________________________________________________

______________________________________________________

Holder’s Phone #: ______________________________________________________

Holder’s Email: ______________________________________________________

Signature Guaranteed: ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.